PROSPECTUS SUPPLEMENT
(To Prospectus dated March 29, 1995)


                               $450,000,000

                         Morgan Stanley Group Inc.

                     $300,000,000 5 5/8% NOTES DUE 1999
                 $150,000,000 FLOATING RATE NOTES DUE 1999

                               ------------

The 5 5/8% Fixed Rate Senior Notes due March 1, 1999 (the "Fixed Rate Notes") and the Floating Rate Senior Notes due March 1, 1999 (the "Floating Rate Notes" and, together with the Fixed Rate Notes, the "Notes") are not redeemable prior to maturity. The Fixed Rate Notes will bear interest from the date of issuance at the rate of 5 5/8% per annum, payable semi-annually in arrears on March 1 and September 1 of each year commencing on September 1, 1996. The Floating Rate Notes will bear interest from the date of issuance to, but excluding, June 3, 1996 at 5.4896% and thereafter at LIBOR (as defined herein) plus 0.22%, payable quarterly in arrears on March 1, June 1, September 1 and December 1 of each year (except as described herein) commencing June 3, 1996. The Notes will be represented by global notes registered in the name of a nominee of The Depository Trust Company, as Depositary. Beneficial interests in the Notes will be shown on, and transfers thereof will be effected only through, records maintained by the Depositary (with respect to participants' interests) and its participants. Except as described in the accompanying Prospectus, Notes in certificated form will not be issued in exchange for the global notes.

                               ------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS. ANY
REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               ------------

        FIXED RATE NOTES--PRICE 99.794% AND ACCRUED INTEREST, IF ANY

        FLOATING RATE NOTES--PRICE 100% AND ACCRUED INTEREST, IF ANY

                               ------------

                                           Underwriting
                              Price to     Discounts and   Proceeds to
                              Public(1)   Commissions(2)   Company(1)(3)
                            ------------ --------------   -------------
Per Fixed Rate Note.....       99.794%         .350%         99.444%
  Total...................  $299,382,000    $1,050,000     $298,332,000
Per Floating Rate Note..      100.000%         .350%         99.650%
  Total...................  $150,000,000     $525,000      $149,475,000
----------
(1) Plus accrued interest, if any, from February 26, 1996.
(2) The Company has agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933.
(3) Before deduction of expenses payable by the Company estimated at $257,625.

                               ------------

  The Notes are offered, subject to prior sale, when, as and if accepted by the Underwriter and subject to approval of certain legal matters by Davis Polk & Wardwell, counsel for the Underwriter. It is expected that delivery of the Notes will be made on or about February 26, 1996 through the book-entry facilities of The Depository Trust Company, against payment therefor in immediately available funds.

                               ------------

                           MORGAN STANLEY & CO.
                               Incorporated

February 21, 1996


      IN CONNECTION WITH THIS OFFERING, THE UNDERWRITER MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE SECURITIES OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

              CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES

      The following table sets forth the consolidated ratio of earnings to fixed charges for the Company for the periods indicated. Information for the seven months ended August 31, 1995 and the six months ended August 31, 1995 and July 31, 1994 was derived from unaudited condensed consolidated statements.

                  Seven          Six          Six           Fiscal
               Months Ended  Months Ended  Months Ended   Year Ended      Year Ended
                 August 31,   August 31,     July 31,     January 31,     December 31,
                   1995          1995          1994     1995 1994 1993     1991  1990
               (unaudited)   (unaudited)   (unaudited)
Ratio of earnings
 to fixed charges 1.1            1.2           1.1       1.1  1.2  1.2      1.2   1.1

     For the purpose of calculating the ratio of earnings to fixed charges, earnings consist of income before income taxes and fixed charges. Fixed charges for the purpose of calculating the ratio of earnings to fixed charges consist solely of interest expense, capitalized interest and that portion of rentals representative of an interest factor.


                           DESCRIPTION OF NOTES

      The following description of the particular terms of the 5 5/8% Fixed Rate Senior Notes due March 1, 1999 (the "Fixed Rate Notes") and the Floating Rate Senior Notes due March 1, 1999 (the "Floating Rate Notes" and, together with the Fixed Rate Notes, the "Notes") offered hereby (referred to in the Prospectus as the "Offered Debt Securities") supplements the description of the general terms and provisions of the Debt Securities set forth in the Prospectus, to which description reference is hereby made. In particular, as used under this caption, the term "Company" means Morgan Stanley Group Inc. The following summary of the Notes is qualified in its entirety by reference to the Senior Debt Indenture referred to in the Prospectus.
General

      The Fixed Rate Notes will be limited to $300,000,000 in aggregate principal amount and will mature on March 1, 1999. The Floating Rate Notes will be limited to $150,000,000 in aggregate principal amount and will mature on March 1, 1999. The Notes will constitute part of the senior debt of the Company and will rank pari passu with all other unsecured and unsubordinated debt of the Company. The Notes will be issued in fully registered form only, in denominations of $1,000 and multiples thereof. Principal of and interest on the Notes will be payable, and the transfer of Notes will be registrable, through the Depositary as described under "Book-Entry Procedures."

      The Notes will not be redeemable prior to maturity and will not be subject to any sinking fund.

      The Senior Debt Indenture permits the defeasance of the Notes upon the satisfaction of the conditions described under "Description of Debt Securities -- Discharge, Defeasance and Covenant Defeasance" in the Prospectus. The Fixed Rate Notes are subject to these defeasance provisions.

      As used herein, "Business Day" means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation to close in The City of New York and, with respect to Floating Rate Notes, that is also a day on which dealings in deposits in U.S. dollars are transacted in the London interbank market.

Fixed Rate Notes

      Each Fixed Rate Note will bear interest from February 26, 1996 at the applicable annual rate set forth on the cover page of this Prospectus Supplement, payable semiannually on March 1 and September 1 (each a "Fixed Rate Interest Payment Date"), commencing September 1, 1996, to the person in whose name such Note is registered at the close of business on the preceding February 15 or August 15. Such interest will be computed on the basis of a 360-day year of twelve 30-day months.

      If any Fixed Rate Interest Payment Date falls on a day that is not a Business Day, the interest payment shall be postponed to the next day that is a Business Day, and no interest on such payment shall accrue for the period from and after such Fixed Rate Interest Payment Date. If the maturity date of the Fixed Rate Notes falls on a day that is not a Business Day, the payment of interest and principal may be made on the next succeeding Business Day, and no interest on such payment shall accrue for the period from and after the maturity date.

      Interest payments for Fixed Rate Notes will include accrued interest from the date of issue or from the last date in respect of which interest has been paid, as the case may be, to, but excluding, the Fixed Rate Interest Payment Date or the date of maturity, as the case may be.

Floating Rate Notes

      Each Floating Rate Note will bear interest from February 26, 1996 to, but excluding, June 3, 1996 at a rate per annum equal to 5.4896% (the "Initial Interest Rate") and thereafter at a rate per annum equal to LIBOR (as defined below) plus 0.22%, payable quarterly on March 1, June 1, September 1 and December 1, except as provided below, commencing on June 3, 1996 to the person in whose name such Note is registered at the close of business on the preceding February 15, May 15, August 15 or November 15. As used herein, "Floating Rate Interest Payment Date" means a date on which, under the terms of the Floating Rate Notes, regularly scheduled interest is payable.

      The rate of interest on the Floating Rate Notes will be reset quarterly (the "Interest Reset Period," and the first day of each Interest Reset Period being an "Interest Reset Date"). The Interest Reset Dates will be March 1, June 1, September 1 and December 1; provided, however, that the interest rate in effect from the date of issue to the first Interest Reset Date with respect to the Floating Rate Notes will be the Initial Interest Rate. If any Interest Reset Date would otherwise be a day that is not a Business Day, such Interest Reset Date shall be postponed to the next succeeding Business Day, except that if such Business Day is in the next succeeding calendar month, such Interest Reset Date shall be the next preceding Business Day.

      Except as provided below, interest on the Floating Rate Notes will be payable on March 1, June 1, September 1 and December 1. If any Floating Rate Interest Payment Date (other than the maturity date) for the Floating Rate Notes would fall on a day that is not a Business Day, such Floating Rate Interest Payment Date will be the following day that is a Business Day, except that if such Business Day is in the next succeeding calendar month, such Interest Payment Date shall be the next preceding day that is a Business Day. If the maturity date of the Floating Rate Notes falls on a day that is not a Business Day, the payment of principal and interest will be made on the next succeeding Business Day, and no interest on such payment shall accrue for the period from and after the maturity date.

      Interest payments for Floating Rate Notes shall be the amount of interest accrued from the date of issue or from the last date to which interest has been paid to, but excluding, the Floating Rate Interest Payment Date or maturity date, as the case may be.

      Accrued interest on any Floating Rate Note shall be calculated by multiplying the principal amount of such Floating Rate Note by an accrued interest factor. Such accrued interest factor will be computed by adding the interest factors calculated for each day in the period for which interest is being paid. The interest factor for each such day is computed by dividing the interest rate applicable to such day by 360. All percentages used in or resulting from any calculation of the rate of interest on a Floating Rate Note will be rounded, if necessary, to the nearest one-hundred-thousandth of a percentage point (.0000001), with five one-millionths of a percentage point rounded upward, and all dollar amounts used in or resulting from such calculation will be rounded to the nearest cent, with one-half cent rounded upward. The interest rate in effect on any Interest Reset Date will be the applicable rate as reset on such date. The interest rate applicable to any other day is the interest rate from the immediately preceding Interest Reset Date (or, if none, the Initial Interest Rate).

      The calculation agent is Chemical Bank (the "Calculation Agent") with respect to the Floating Rate Notes. Upon the request of the holder of any Floating Rate Note, the Calculation Agent will provide the interest rate then in effect and, if determined, the interest rate that will become effective on the next Interest Reset Date with respect to such Floating Rate Note.

      The "Interest Determination Date" pertaining to an Interest Reset Date will be the second London Banking Day preceding such Interest Reset Date. "London Banking Day" means any day on which dealings in deposits in U.S. dollars are transacted in the London interbank market.

      "LIBOR" for each Interest Reset Date will be determined by the Calculation Agent as follows:

            (i) As of the Interest Determination Date, the Calculation Agent will determine "LIBOR Telerate" as the rate for deposits in U.S. dollars for a period of three months, commencing on such Interest Determination Date, that appears on Page 3750 on the Dow Jones Telerate Service, or any successor page (the "Designated LIBOR Page"), at approximately 11:00 A.M., London time, on such Interest Determination Date. If no rate appears, LIBOR in respect of such Interest Determination Date will be determined as described in (ii) below.

            (ii) With respect to an Interest Determination Date on which no rate appears, the Calculation Agent will request the principal London offices of each of four major reference banks in the London interbank market, as selected by the Calculation Agent (after consultation with the Company), to provide the Calculation Agent with its offered quotations for deposits in U.S. dollars for a period of three months, commencing on the second London Banking Day immediately following such Interest Determination Date, to prime banks in the London interbank market at approximately 11:00 A.M., London time, on such Interest Determination Date and in a principal amount of not less than U.S. $1 million that is representative of a single transaction in U.S. dollars in such market at such time. If at least two such quotations are provided, LIBOR will be the arithmetic means of such quotations. If fewer than two quotations are provided, LIBOR in respect of that Interest Determination Date will be the arithmetic mean of rates quoted at approximately 11:00 A.M., New York time, on such Interest Determination Date by three major banks in New York City selected by the Calculation Agent (after consultation with the Company) on such Interest Determination Date for loans in U.S. dollars to leading European banks, for a period of three months, commencing on the second London Banking Day immediately following such Interest Determination Date and in a principal amount of not less than U.S. $1 million that is representative of a single transaction in U.S. dollars in such market at such time; provided, however, that if the banks selected as aforesaid by the Calculation Agent are not quoting rates as mentioned in this sentence, "LIBOR" for such Interest Reset Period will be the same as LIBOR for the immediately preceding Interest Reset period (or, if there was not such Interest Reset Period, the rate of interest payable on the Floating Rate Notes for such Interest Reset Period shall be the Initial Interest
      Rate).

Book-Entry Procedures

      Upon issuance, the Fixed Rate Notes and the Floating Rate Notes will each be represented by fully registered global notes (the "Global Notes"). The Global Notes will be deposited with, or on behalf of, The Depository Trust Company, as Depositary (the "Depositary"), and registered in the name of the Depositary or a nominee thereof. Unless and until it is exchanged in whole or in part for Notes in definitive form, the Global Notes may not be transferred except as a whole by the Depositary to a nominee of such Depositary or by a nominee of such Depositary to such Depositary.

      The Depositary has advised the Company as follows: The Depositary is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. The Depositary was created to hold securities of its participants and to facilitate the clearance and settlement of transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. The Depositary's participants include securities brokers and dealers (including the Underwriter), banks, trust companies, clearing corporations and certain other organizations, some of whom (and/or their representatives) own the Depositary. Access to the Depositary book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

      A further description of the Depositary's procedures with respect to the Global Notes is set forth in the Prospectus under "Description of Debt Securities -- Global Securities." The Depositary has confirmed to the Company, the Underwriter and the Trustee that it intends to follow such procedures.

                              THE UNDERWRITER

      Under the terms and subject to the conditions contained in an Underwriting Agreement dated the date hereof, Morgan Stanley & Co. Incorporated (the "Underwriter") has agreed to purchase, and the Company has agreed to sell to the Underwriter, $300,000,000 principal amount of Fixed Rate Notes and $150,000,000 principal amount of Floating Rate Notes.

      The Underwriting Agreement provides that the obligations of the Underwriter to pay for and accept delivery of the Notes is subject to the approval of certain legal matters by its counsel and to certain other conditions. The Underwriter is committed to take and pay for all of the Notes if any are taken.

      The Underwriter initially proposes to offer part of the Notes directly to the public at the public offering price set forth on the cover page hereof and part to certain dealers at a price that represents a concession not in excess of .25% of the principal amount of the Notes. The Underwriter may allow, and such dealers may reallow, a concession not in excess of .10% of the principal amount of the Notes to certain other dealers. After the initial offering of the Notes, the offering price and other selling terms may from time to time be varied by the Underwriter.

      The Company has agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the Underwriter may be required to make in respect thereof.

      The Company does not intend to apply for listing of the Notes on a national securities exchange, but has been advised by the Underwriter that it presently intends to make a market in the Notes as permitted by applicable laws and regulations. The Underwriter is not obligated, however, to make a market in the Notes and any such market-making may be discontinued at any time at the sole discretion of the Underwriter. Accordingly, no assurance can be given as to the liquidity of, or trading market for, the Notes.

      This Prospectus Supplement and the accompanying Prospectus may be used by Morgan Stanley & Co. Incorporated ("Morgan Stanley") in connection with offers and sales of the Notes in market-making transactions at negotiated prices related to prevailing market prices at the time of sale or otherwise. Morgan Stanley may act as principal or agent in such transactions.

      Morgan Stanley is a wholly-owned subsidiary of the Company. Morgan Stanley's participation in the offering of the Notes and its market-making activities, if any, with respect to the Notes will be conducted in compliance with Schedule E of the By-Laws of the National Association of Securities Dealers, Inc.

      The Underwriter does not intend to confirm sales to accounts over which it exercises discretionary authority.